July 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Ms. Allison White and Mr. David Manion

Re:	Franklin U.S. Government Money Fund (the “Registrant” or “Franklin Money Fund”)
File No. 333-232496

Dear Ms. White and Mr. Manion:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by you on July 24, 2019 to Jamie M. Gershkow, Esq. of Stradley Ronon Stevens & Young, LLP (“Stradley”) with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Templeton U.S. Government Money Fund (the “FT Money Fund”) into the Franklin Money Fund.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 1, 2019 under Rule 488 (“Rule 488”) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  The response to comment number three will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement

1.	Comment: Please supplementary confirm that a shareholder vote on the Reorganization is unnecessary because state law and the governing documents do not require one.

Response: Registrant confirms that a shareholder vote on the Reorganization is unnecessary because state law and the governing documents do not require one.

2.	Text: On page 6 of the “SUMMARY” section, the response to the question “Who will pay the expenses for the Reorganization?” states:

FAV will pay 100% of the total cost of the Reorganization. It is not anticipated that the Funds will incur portfolio transaction costs as a result of the Reorganization.

On page 17 of the “INFORMATION ABOUT THE REORGANIZATION” section, the response to the question “Who will pay the expenses of the Reorganization?” states:

FAV will pay 100% of the total cost of the Reorganization.  The expenses of the Reorganization include legal counsel fees, accountant fees, expenses related to the printing and mailing of this Prospectus/Information Statement, but do not include any portfolio transaction costs arising from the Reorganization.  It is not anticipated that the Funds will incur portfolio transaction costs as a result of the Reorganization.

Comment: Please disclose the cost of the Reorganization.

Response:  The Registrant respectfully declines this comment.  As noted above, FAV will pay 100% of the total cost of the Reorganization.  The Registrant does not believe that FAV’s Reorganization costs are material information that needs to be provided to shareholders for their consideration of the Reorganization. Furthermore, Item 7(a) of Form N-14 states “If proxies are to be solicited, include, where applicable, the information called for by Items 2 and 4 of Schedule 14A of Regulation 14A under the 1934 Act.”  Item 4(a)(3) and (4) of Schedule 14A, in turn, only requires a statement of the cost (or anticipated cost) of the solicitors and the names of the persons bearing the cost of the solicitation.   Item 4(b)(4) of Schedule 14A requires a statement of “the total amount estimated to be spent and the total expenditures to date for in furtherance of, or in connection with the solicitation of security holders.”   The instructions further clarify that this discussion must “include fees for attorneys, accountants, public relations or financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation…”  However, this requirement is applicable solely to contested solicitations subject to Rule 14a-12(c).  Neither the Franklin Money Fund nor the FT Money Fund will be soliciting any proxies in connection with the Reorganization.  Therefore, the requirements of Item 4 of Schedule 14A is not applicable.

3.	Text: On page 9, under the heading “TABLE OF SHAREHOLDER FEES,” there is a maximum deferred sales charge (load) for Class C shares.

Comment: Please disclose the holding period for the deferred sales charge.

Response: The Registrant has added the following footnote to the Class C deferred sales charge:

On any shares sold within 12 months from the date of purchase.

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Kenneth L. Greenberg, Esq. at (215) 564-8149 or, in his absence, Jamie M. Gershkow, Esq. at (212) 404-0654.

Regards,

/s/ Steven J. Gray, Esq.
Secretary and Vice President
Franklin U.S. Government Money Fund

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